THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING, HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP., VIKING ENERGY ROYALTY TRUST, VIKING HOLDINGS INC., THE EXCHANGEABLE SHAREHOLDERS OF HARVEST OPERATIONS CORP., THE UNITHOLDERS OF HARVEST ENERGY TRUST AND THE UNITHOLDERS OF VIKING ENERGY ROYALTY TRUST.
THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, VALIANT TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. REGISTERED HOLDERS OF HARVEST EXCHANGEABLE SHARES WHO WISH TO RECEIVE HARVEST UNITS PURSUANT TO THE ARRANGEMENT MUST SUBMIT THIS LETTER OF TRANSMITTAL PROPERLY COMPLETED ON OR BEFORE 4:30 P.M. (CALGARY TIME) ON FEBRUARY 1, 2006.
LETTER OF TRANSMITTAL
FOR EXCHANGEABLE SHAREHOLDERS OF HARVEST OPERATIONS CORP.
Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	HARVEST OPERATIONS CORP.
AND TO:	HARVEST ENERGY TRUST
AND TO:	VALIANT TRUST COMPANY, AS DEPOSITARY
This Letter of Transmittal (the “Letter of Transmittal”) is for use by holders of exchangeable shares, Series 1 (“Harvest Exchangeable Shares”) of Harvest Operations Corp. (“HOC”) in connection with the proposed arrangement (the “Arrangement”) involving Harvest Energy Trust, HOC, Viking Energy Royalty Trust (“Viking”), Viking Holdings Inc. (“VHI”), the holders of Harvest Exchangeable Shares, the holders of trust units of Harvest and the holders of trust units of Viking (“Viking Units”) pursuant to an Arrangement Agreement dated as of December 23, 2005, the full text of which is set out in the Joint Information Circular and Proxy Statement (the “Information Circular”) of Harvest, HOC, Viking and VHI dated December 30, 2005.
Pursuant to the Arrangement, holders of Harvest Exchangeable Shares will have the right, but not the obligation, to participate in the Arrangement and receive that number of trust units (“Harvest Units”) of Harvest into which their Harvest Exchangeable Shares are exchangeable as of the Effective Date.
Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the Information Circular.
Holders of Harvest Exchangeable Shares will not be entitled to receive Harvest Units (or distributions thereon after the Effective Date) unless they deliver the certificates for their Harvest Exchangeable Shares to the Depositary along with a duly completed Letter of Transmittal on or before 4:30 p.m. (Calgary time) on February 1, 2006.
Holders whose Harvest Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Harvest Exchangeable Shares.
The undersigned delivers to you the enclosed certificate(s) representing Harvest Exchangeable Shares to be exchanged for certificate(s) representing Harvest Units pursuant to and in accordance with the Arrangement described in the Information Circular.

DESCRIPTION OF HARVEST EXCHANGEABLE SHARES DEPOSITED
	Names in which Harvest	Number of Harvest
Certificate	Exchangeable Shares	Exchangeable Shares
Number(s)	are Registered	Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)
☐	Some or all of my Harvest Exchangeable Share certificates have been lost, stolen or destroyed. Please review item 9 of the instructions for the procedure to replace lost or destroyed certificates. (Check box if applicable).
AUTHORIZATION
The undersigned:
1.	represents and warrants that the undersigned is the legal owner of the above listed Harvest Exchangeable Shares and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, and has full power and authority to deliver such certificates;

2.	acknowledges receipt of the Joint Information Circular and Proxy Statement of Harvest, HOC, Viking and VHI dated December 30, 2005;

3.	directs the Depositary to issue or cause to be issued the Harvest Units to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the Harvest Units to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under Special Registration Instructions or Special Delivery Instructions on the following page;

4.	covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Harvest Exchangeable Shares for certificate(s) representing Harvest Units;

5.	acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

6.	by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Harvest Exchangeable Shares deposited pursuant to the Arrangement will be determined by HOC in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on HOC, Harvest, Viking and VHI, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.
Unless otherwise indicated under “Special Registration Instructions” or “Special Delivery Instructions” on the next page (in which case registration or delivery should be made in accordance with those instructions), the certificate(s) for the Harvest Units should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on HOC’s register). If the Arrangement is not completed and the Arrangement Agreement is terminated or Harvest and HOC terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BOX A
SPECIAL REGISTRATION INSTRUCTIONS
(See Instruction 2)
To be completed only if the certificate(s) for the Harvest Units are NOT to be issued in the name of the undersigned.

In the Name of

(please print)

Address:

(include postal or zip code)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 2)
To be completed only if the certificate(s) for the Harvest Units are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the Name of

(please print)

Address:

(include postal or zip code)

BOX C
HOLD FOR PICK-UP
☐	Check here if the certificate(s) for the Harvest Units are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

HARVEST EXCHANGEABLE SHAREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under items 3 and 4 of the instructions):	Dated: , 2006

Authorized Signature of Guarantor	Signature of Harvest Exchangeable Shareholder or Authorized Representative
(see items 3 and 5 of the instructions)

Name of Guarantor (please print or type)	Address of Harvest Exchangeable Shareholder

Address of Guarantor (please print or type)

Telephone Number of Harvest Exchangeable Shareholder

Facsimile Number of Harvest Exchangeable Shareholder

Social Insurance Number (must be provided)

Name of Harvest Exchangeable Shareholder
(please print or type)

Name of Authorized Representative, if applicable
(please print or type)

INSTRUCTIONS
1.	Use of Letter of Transmittal
(a)	This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Harvest Exchangeable Shares and all other documents required by the terms of the Arrangement must be received by the Depositary at either of its offices specified on the back page of this document.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Harvest Exchangeable Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at either of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Harvest Exchangeable Shareholders whose Harvest Exchangeable Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Harvest Units.
2.	Special Registration and Delivery Instructions

The boxes entitled “Special Registration Instructions” and “Special Delivery Instructions”, as applicable, should be completed if the certificates for the Harvest Units to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature. See also Instruction 4 “Guarantee of Signatures” below.

3.	Signatures

This Letter of Transmittal must be completed and signed by the holder of Harvest Exchangeable Shares, or by such holder’s duly authorized representative (in accordance with Instruction 5 “Fiduciaries, Representatives and Authorizations” below).
(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Harvest Exchangeable Shares or if certificate(s) representing Harvest Units are to be issued to a person other than the registered holder(s):
(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures” below.
4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Harvest Exchangeable Shares if certificate(s) representing Harvest Units are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Harvest Exchangeable Shareholders maintained by the transfer agent of HOC, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Election

Registered Harvest Exchangeable Shareholders who wish to receive Harvest Units under the Arrangement must submit this Letter of Transmittal, along with the Harvest Exchangeable Shares to the Depositary by no later than 4:30 p.m. (Calgary time) on February 1, 2006. Only registered Harvest Exchangeable Shareholders may make such an election. Persons who are beneficial owners of Harvest Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary and who wish to make this election must make arrangements for such securities beneficially owned to be registered in such holder’s name and then submit the Letter of Transmittal, along with the Harvest Exchangeable Shares, to the Depositary by no later than 4:30 p.m. (Calgary time) on February 1, 2006.

7.	Miscellaneous
(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Harvest Exchangeable Shares, additional certificate numbers and the number of Harvest Exchangeable Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Harvest Exchangeable Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Harvest Exchangeable Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)	The holder of the Harvest Exchangeable Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary or the Information Agent at either of its offices at the addresses listed on the back page of this document.
8.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

9.	Information Agent

Harvest and Viking have retained Kingsdale Shareholder Services Inc. (“Kingsdale”) to act as information agent and to solicit proxies in connection with the Arrangement and to assist in completing the forms of proxy and Letters of Transmittal. If you have any questions about the information contained in the Information Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact Kingsdale at: 1-866-639-8089.

Offices of the Depository
Inquiries:
VALIANT TRUST COMPANY
Toll Free: 1-866-313-1872
Fax: (403) 233-2857
E-mail: inquiries@valianttrust.com
BNY TRUST COMPANY OF CANADA
E-mail: mredway@bankofny.com
By Mail:
Calgary
Valiant Trust Company
310, 606 — 4th Street S.W.
Calgary, Alberta T2P 1T1
Canada
Attention: Reorganization Department
Toronto
BNY Trust Company of Canada
Suite 1101, 4 King Street West
Toronto, Ontario M5H 1B6 Canada
Attention: Marcia Redway
By Hand, by Courier or by Registered Mail:

Calgary	Toronto

Valiant Trust Company	BNY Trust Company of Canada
310, 606 — 4th Street S.W.	Suite 1101, 4 King Street West
Calgary, Alberta T2P 1T1	Toronto, Ontario M5H 1B6
Canada	Canada
Attention: Marcia Redway
Attention: Reorganization Department
Office of the Information Agent
KINGSDALE SHAREHOLDER SERVICES INC.
Toll Free Number in Canada and USA: 1-866-639-7993
Any questions and requests for assistance may be directed by Harvest Exchangeable Shareholders to the Depositary or the
Information Agent at their telephone numbers and locations set out above.